UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Urologix, Inc.

(Exact name of the registrant as specified in its charter)

Minnesota	0-28414	41-1697237
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

14405 21st Avenue North, Minneapolis, MN	55447
(Address of principal executive offices)	(Zip code)

Brian J. Smrdel	(763) 475-1400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Urologix, Inc. (the “Company” or “Urologix”), headquartered in Minneapolis, MN has been in continuous existence since 1991. The Company develops, manufactures, and markets non-surgical, office-based therapies for the treatment of the symptoms and obstruction resulting from non-cancerous prostate enlargement also known as benign prostatic hyperplasia (BPH). We market both the Cooled ThermoTherapy™ (CTT) product line and the Prostiva® Radio Frequency (RF) Therapy System. CTT uses a flexible catheter to deliver targeted microwave energy combined with a unique cooling mechanism that protects healthy urethral tissue and enhances patient comfort to provide safe, effective, lasting relief from BPH voiding symptoms by the thermal ablation of hyperplastic prostatic tissue surrounding the urethra. The proprietary Prostiva® RF Therapy System delivers radio frequency energy directly into the prostate through the use of insulated electrodes deployed from a transurethral scope, ablating targeted prostatic tissue under the direct visualization of the urologist. These focal ablations reduce constriction of the urethra, thereby relieving BPH voiding symptoms.

Unless otherwise defined in this Form SD or the attached Conflict Minerals Report, terms have the meanings ascribed to them in Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”), the instructions to Form SD, and the SEC Release relating to the Rule (Release No. 34-67716 dated August 22, 2012).

Reasonable Country of Origin Inquiry

As conflict minerals are necessary to the functionality or production of products manufactured by Urologix or contracted by Urologix to be manufactured, Urologix has conducted in good faith a reasonable country of origin inquiry (“RCOI”) for calendar year 2013 to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or from recycled or scrap sources. The RCOI for 2013 is described in the attached Conflict Minerals Report.

Based on the RCOI, Urologix determined that some of its necessary conflict minerals originated in the Covered Countries and are not from recycled or scrap sources. Accordingly, Urologix exercised due diligence on the source and chain of custody of its necessary conflict minerals, as discussed in the attached Conflict Minerals Report.

Conflict Minerals Disclosure

As required by the Rule, Urologix is filing the attached Conflict Minerals Report, which is publicly available on the Company’s Internet website at: www.urologix.com/investor-center.php.

Item 1.02 Exhibit

Urologix, as an exhibit to this Form SD, is filing the Conflict Minerals Report required by Item 1.01 of Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Urologix, iNc.
(Registrant)

/s/ Brian J. Smrdel	May 30, 2014
By Brian J. Smrdel, Chief Financial Officer	Date

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